

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

Via E-mail
Jeffrey W. Hodges
Chief Financial Officer
Official Payments Holdings, Inc.
3550 Engineering Drive, Suite 400
Norcross, Georgia 30092

> **Re: Official Payment Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed December 6, 2011**
> **File No. 001-33475**

Dear Mr. Hodges:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Goodwill and Other Intangible Assets, page 31

1. We note that your market capitalization was below the carrying value of net assets as of September 30, 2011. We further note you determined that no impairment existed during fiscal 2011. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are potentially at risk of failing step one of your goodwill impairment analysis, please provide us with and tell us your consideration to disclose the following information in future filings:

   • the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

- the amount of goodwill allocated to the reporting unit;
- discussion of the degree of uncertainty associated with the key assumptions; and
- description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value, including changes in market capitalization.

If you have determined that the estimated fair value <u>substantially exceeds the carrying value</u> for all of your reporting units, please consider disclosing this in future filings. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief